October 2013 Pricing Sheet dated October 31, 2013 relating to Preliminary Terms No. 1,119 dated October 21, 2013 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Contingent Income Auto-Callable Securities due November 7, 2016
All Payments on the Securities Based on the Worst Performing of the Common Stock of Bank of America Corporation and the Common Stock of Apple, Inc.
Principal at Risk Securities
PRICING TERMS – OCTOBER 31, 2013
Issuer:	Morgan Stanley
Underlying stocks:	Bank of America Corporation common stock (the “BAC Stock”) and Apple, Inc. common stock (the “AAPL Stock”)
Aggregate principal amount:	$6,074,390
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	October 31, 2013
Original issue date:	November 5, 2013 (3 business days after the pricing date)
Maturity date:	November 7, 2016
Early redemption:
The securities are not subject to automatic early redemption until the first anniversary of the original issue date.  Following this initial 1-year non-call period, if, on any redemption determination date, beginning on the third scheduled business day preceding November 5, 2014, the determination closing prices of both underlying stocks are greater than or equal to their respective initial share prices, the securities will be automatically redeemed for an early redemption payment on the related early redemption date.
The securities will not be redeemed early on any early redemption date if the determination closing price of either underlying stock is below its respective initial share price on the related redemption determination date.

Early redemption payment:
The early redemption payment will be an amount equal to (i) the stated principal amount for each security you hold plus (ii) the contingent quarterly coupon with respect to the related observation date.

Determination closing price:
With respect to each underlying stock, the closing price of such underlying stock on any redemption determination date or observation date (other than the final observation date), times the adjustment factor on such determination date or observation date, as applicable

Redemption determination dates:	Quarterly, on the third scheduled business day preceding each scheduled early redemption date, subject to postponement for non-trading days and certain market disruption events
Early redemption dates:
Starting on November 5, 2014, quarterly on the 5th day of each February, May, August and November; provided that if any such day is not a business day, that early redemption payment will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day

Contingent quarterly coupon:
A contingent quarterly coupon at an annual rate of 8.00% (corresponding to approximately $0.20 per quarter per security) will be paid on the securities on each coupon payment date but only if the determination closing prices of both underlying stocks are at or above their respective downside threshold levels on the related observation date.
If, on any observation date, the determination closing price of either underlying stocks is less than its respective downside threshold level, no contingent quarterly coupon will be paid with respect to that observation date.   It is possible that one or both underlying stocks will remain below their respective downside threshold levels for extended periods of time or even throughout the entire 3-year term of the securities so that you will receive few or no contingent quarterly coupons.

Downside threshold levels:	With respect to the BAC Stock, $8.376, which is equal to 60% of its initial share price With respect to the AAPL Stock, $313.41 , which is equal to 60% of its initial share price
Payment at maturity:
•  If the final share prices of both underlying stocks are greater than or equal to their respective downside threshold levels: (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the final observation date

•  If the final share price of either underlying stock is less than its respective downside threshold level: (i) the stated principal amount multiplied by (ii) the share performance factor of the worst performing underlying stock

Initial share price:	With respect to the BAC Stock, $13.96 which is its closing price on the pricing date With respect to the AAPL Stock, $522.35 , which is its closing price on the pricing date
Coupon payment dates:
Quarterly, on the 5th day of each February, May, August and November, beginning February 5, 2014; provided that if any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day; provided further that the contingent quarterly coupon, if any, with respect to the final observation date shall be paid on the maturity date.

Observation dates:
The third scheduled business day preceding each scheduled coupon payment date, beginning with the February 5, 2014 coupon payment date, subject, independently in the case of each underlying stock, to postponement for non-trading days and certain market disruption events.  We also refer to November 2, 2016, which is the third scheduled business day preceding the scheduled maturity date, as the final observation date.

Final share price:	With respect to each underlying stock, the closing price of such underlying stock on the final observation date times the adjustment factor on such date
Adjustment factor:	With respect to each underlying stock, 1.0, subject to adjustment in the event of certain corporate events affecting such underlying stock
Worst performing underlying stock:	The underlying stock with the larger percentage decrease from the respective initial share price to the respective final share price
Share performance factor:	Final share price divided by the initial share price
CUSIP / ISIN:	61762W406 / US61762W4069
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$9.439 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer(2)
Per security	$10	$0.225	$9.775
Total	$6,074,390	$136,673.78	$5,937,716.22
(1)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.225 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 1,119 dated October 21, 2013    Product Supplement for Auto-Callable Securities dated October 19, 2012   Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.